FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of December, 2011

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X     Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____  No    X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
4 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

an announcement regarding adjustments of on-grid tariffs of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on December 6, 2011.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ADJUSTMENTS OF ON-GRID TARIFFS

This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Huaneng Power International, Inc. (the "Company") announced the adjustments of tariffs of its power plants today.

The Company has recently received the notice from the National Development and Reform Commission ("NDRC") in connection with the adjustment of electricity tariff in northern, eastern, central, northeastern, northwestern and southern China, in which notice the State has decided to make proper adjustment to electricity tariff in order to address the coal-electricity pricing inconsistencies and to ensure electricity supply.

Pursuant to the tariff adjustment documents issued by NDRC, the tariffs of the Company’s domestic power plants will be adjusted as follows:-

Domestic Power Plant	Generating unit(s)	On-grid tariff before adjustment	Adjustment	On-grid tariff after adjustment
		(RMB/MWh) (including tax)	(RMB/MWh) (including tax)	(RMB/MWh) (including tax)

Liaoning Province
Dalian	Units Nos.1-4	378.9	35.3	414.2
Dandong	Units Nos.1-2	380.7	33.5	414.2

Domestic Power Plant	Generating unit(s)	On-grid tariff before adjustment	Adjustment	On-grid tariff after adjustment
		(RMB/MWh) (including tax)	(RMB/MWh) (including tax)	(RMB/MWh) (including tax)

Yingkou Co-generation	Units Nos.1-2	392.2	22	414.2
Yingkou	Units Nos.1-4	392.2	22	414.2
Hebei Province
Shang’an	Units Nos.1-4	417.2	28.3	445.5
	Units Nos.5-6	401.7	28.3	430
Gansu Province
Pingliang	Units Nos.1-6	308.3	26	334.3
Beijing
Beijing Co-generation	Units Nos.1-4	491.8	27.5	519.3
Tianjin
Yangliuqing Co-generation	Units Nos.5-6	438.6	28	466.6
	Units Nos.7-8	383.8	28	411.8
Shanxi Province
Yushe	Units Nos.1-4	367.2	29.5	396.7
Shandong Province
Dezhou	Units Nos.1-6	448.4	25	473.4
Weihai	Units Nos.3-4	488	25	513
Jining	Units Nos.1-2	426.4	33	459.4
	Units Nos.5-6	426.4	25	451.4
Xindian	Units Nos.5-6	428.8	25	453.8
Rizhao Phase II	Units Nos.3-4	421.9	25	446.9
Zhanhua Co-generation	Units Nos.1-2	421.9	25	446.9
Henan Province
Qinbei	Units Nos.1-4	411.2	28	439.2
Jiangsu Province
Nantong	Units Nos.1-4	429	26	455
Nanjing	Units Nos.1-2	429	26	455
Taicang	Units Nos.1-4	433.1	25	458.1
Huaiyin	Units Nos.1-2	425	30	455
	Units Nos.3-6	430	25	455
Jinling II	Units Nos.1	430	33	463
Shanghai

Domestic Power Plant	Generating unit(s)	On-grid tariff before adjustment	Adjustment	On-grid tariff after adjustment
		(RMB/MWh) (including tax)	(RMB/MWh) (including tax)	(RMB/MWh) (including tax)

Shidongkou I	Units Nos.1-4	441.1	26	467.1
Shidongkou Power	Units Nos.1-2	457.3	28	485.3
Shidongkou II	Units Nos.1-2	426.1	26	452.1
Chongqing
Luohuang	Units Nos.1-6	411.1	38	449.1
Zhejiang Province
Yuhuan	Units Nos.1-4	457	33	490
Hunan province
Yueyang	Units Nos.1-5	464.4	37	501.4
Jiangxi Province
Jinggangshan	Units Nos.1-2	454.2	37	491.2
Jinggangshan II	Units Nos.3-4	448.2	37	485.2
Fujian Province
Fuzhou	Units Nos.1-2	424.9	35.4	460.3
	Units Nos.3-4	439.9	27.4	467.3
	Units Nos.5-6	417.4	35.4	452.8
Guangdong Province
Shantou Coal-fired	Units Nos.1-2	542.51	23	565.51
	Units Nos.3	498	23	521
Haimen	Units Nos.1-2	498	31	529
Yunnan Province
Diandong	Units Nos.1-4	334.6	26	360.60
Yuwang	Units Nos.1-2	334.6	26	360.60

Of the adjustments of on-grid tariffs, the Company’s power plants located in Shanghai, Zhejiang, Jiangsu, Fujian, Guangdong and Beijing, etc., in respect of which denitrification devices have been installed and operated, will charge an additional denitrification tariff equal to RMB0.8 cent/KWh for the time being, subject to inspection by and acceptance from the environmental protection department of the State or provincial level as well as the approval from the pricing authority of provincial level.

The above tariff adjustments have been implemented since 1 December 2011. After such adjustments on the on-grid electricity tariffs, the weighted average on-grid electricity tariffs for capacities of the Company’s generating units with tariff adjustments for 2012 will increase by RMB28.8 yuan/MWh.

By Order of the Board Huaneng Power International, Inc. Gu Biquan Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)

Beijing, the PRC
6 December 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Gu Biquan

Name: Gu Biquan
Title: Company Secretary

Date:    December 6, 2011